UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

________________________________

EXAR CORPORATION

(Name of Subject Company)

EXAR CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Ryan A. Benton

Chief Executive Officer

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Jorge A. del Calvo

James J. Masetti

Gurpreet S. Bal

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents first used on March 29, 2017, relating to the proposed acquisition of Exar Corporation (“Exar”) by MaxLinear, Inc. (“MaxLinear”) pursuant to the terms of an Agreement and Plan of Merger by and among MaxLinear, Eagle Acquisition Corporation, a wholly-owned subsidiary of MaxLinear, and Exar, dated as of March 28, 2017: (i) a transcript of the joint investor conference call held by Exar and MaxLinear on March 29, 2017 (Exhibit 99.1); and (ii) an investor presentation , dated March 29, 2017 (Exhibit 99.2).

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. Neither this communication nor the information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any shares or any other securities of Exar. On the commencement date of the tender offer, MaxLinear and its subsidiary will commence the Offer and file a Tender Offer Statement on Schedule TO with the SEC, and Exar will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. EXAR STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s website at www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Exar’s stockholders by the information agent for the Offer. These documents may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Exar Investor Relations at investorrelations@exar.com or by telephone at (510) 668-7201. The contents of the websites referenced above are not deemed to be incorporated by reference into the Offer documents.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the potential benefits of the proposed tender offer and merger and the anticipated timing of the proposed tender offer and merger. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the satisfaction of the conditions to closing of the tender offer and merger (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether a sufficient number of Exar stockholders tender their shares in connection with the tender offer and the possibility that the tender offer or merger do not close; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Exar, including those set forth in the most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Exar, as applicable, with the SEC. All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Exar management, as applicable, as of the date hereof, and MaxLinear and Exar are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint investor conference call transcript, dated March 29, 2017.

99.2	Investor Presentation, dated March 29, 2017.